

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (302) 791-5609

Martin F. Egan
Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

Re: The Bancorp, Inc.
Form 10-K for the period ended December 31, 2007
Form 10-Q for the quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
File No. 0-51018

Dear Mr. Egan:

       We have reviewed your response dated March 6, 2009 to our comment letter dated February 9, 2009. Please provide us with the following additional information:

10-Q for the Period Ended September 30, 2008

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

General

1. We note your response to prior comment one from our letter dated February 9, 2009 regarding segmentation. Your response indicates that the chief operating decision maker regularly reviews financial information provided by the reporting units to make decisions for the Community Banking segment. Please provide us with the information the chief operating decision maker regularly reviews (monthly internal reports, financial reports provided to the

Board of Directors, budget and forecast reports used by management to plan future operations, internal quarterly and annual reports used by top management to assess operating performance, etc.) so that we can better understand how you manage your business.

Note 9. Goodwill and Other Identifiable Intangible Assets, page 13

2. We note your response to prior comment two from our letter dated February 9, 2009 regarding your goodwill impairment analyses performed. Please provide us with additional details regarding your discounted cash flow analysis. Please address the following:

- tell us the discount rates used at each testing date, by reporting unit and for the company as a whole, and how you concluded that your discount rates used during the testing periods were reasonable;

- tell us if you performed sensitivity analysis during impairment testing, the specific sensitivity analysis performed and how the sensitivity analysis impacted your conclusions regarding potential goodwill impairment;

- tell us the specific growth assumptions used during goodwill impairment testing at each testing date, and how you concluded that these growth assumptions were reasonable; and

- provide us with your proposed disclosures in the 12/31/08 10-K in MD&A and the Notes to the financial statements regarding goodwill and impairment testing.

You may contact Dave Irving, Reviewing Accountant, at (202) 551-3321 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant